CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements under Rule 15c3-3

December 31, 2017

The Company has entered into a clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 at December 31, 2017.

See accompanying report of independent registered public accounting firm.